Mobile Area
Networks, Inc.
(OTCBB: “MANW”)
www.mobiLAN®.com

Total Plastic Molding & Technology Solutions….by “MANW”

August 25, 2009

Mr. Bret Johnson

Division of Corporation Finance

Mail Stop 4631

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:  Form 10-K and Forms 10-Q

Dear Mr. Johnson:

Attached are copies of the proposed changes to our annual and quarterly reports.

I have attached the title pages so that you can discern the period that the changes pertain to.

FORM 10-K, 12/31/08

This letter and the August 11, 2009 letter will be submitted as correspondence files on EDGAR.  The amendments will be filed on Wednesday, August 26, 2009.

Item 8A. Controls and Procedures

I have revised to indicate our assessment of disclosure controls as of December 31, 2008.

Exhibit 31

I have changed the signing date to August 25, 2009 and indicated that the filing is Form 10-K/A.

FORM 10-Q, 3/31/09 AND 6/30/09

Item 4.  Controls and Procedures

Attached is a copy of my amended disclosure.  Item 307 of Regulation S-K was of little help for understanding what you are looking for.

2772 Depot Street  • Sanford,  Florida, USA  32773 • Ph. 407-333-2350  • Fax 407-333-9903 http://www.mobilan.com

Exhibit 31

I have changed the signing date to August 25, 2009 and indicated that the filing is Form10-Q/A.  I have removed the word “quarterly” from all references except in the first line.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I will fax our submission initially and then later in the day mail it.

Sincerely,

Jerald R. Hoeft

Chief Financial Officer

2772 Depot Street  • Sanford,  Florida, USA  32773 • Ph. 407-333-2350  • Fax 407-333-9903 http://www.mobilan.com